June 25, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 725 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to make changes to add an 80% investment policy to the principal investment strategies for Eagle MLP Strategy Fund.

If you have any questions, please contact Cassandra Borchers at (513) 352-6632.

Very truly yours,

/s/ Cassandra W. Borchers

Cassandra W. Borchers

951482.74